Laboratory Corporation of America-Registered Trademark-Holdings
358 South Main Street
Burlington, NC  27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE

Contact:  336-436-4855   Shareholder Direct:  800-LAB-0401
               Pamela Sherry                                    www.labcorp.com
               Investor@labcorp.com

LABCORP STRENGTHENS BREADTH OF MOLECULAR
HEPATITIS DIAGNOSTIC TESTING TOOLS WITH NEW ASSAYS
AND TECHNOLOGY

Burlington, NC, March 12, 2002 - Laboratory Corporation of America-Registered Trademark Holdings (LabCorp-Registered Trademark-)
(NYSE:LH) today announced an advanced suite of molecular assays developed to improve the management of patients diagnosed with the hepatitis B and/or hepatitis C virus. The introduction of these tests further strengthens LabCorp's leading position in the molecular hepatitis testing market, and demonstrates the company's commitment to providing its clients with only the most advanced RNA/DNA tests and technology.

"Recently, there has been a dramatic improvement in therapy options for patients suffering from hepatitis B and C," said Myla P. Lai-Goldman, MD, LabCorp's Executive Vice President, Chief Scientific Officer and Medical Director. "No longer does the diagnosis of these infections precede a life of continuous therapeutic trial and error for the patient. Advances in molecular medicine like LabCorp's suite of hepatitis B and C tests, as well as improved therapeutics, result in far better patient management and enhanced quality of life."

Hepatitis C (HCV) QuantaSure-Trademark-
LabCorp's newly available Hepatitis C QuantaSure-Trademark- test is one of the most sensitive viral load tests available today, capable of detecting hepatitis C virus down to as few as 2 International Units (IU) per milliliter (mL). Given the assay's capability to detect such low levels of virus, physicians can be more confident about assessing viral clearance in their patients, thereby improving treatment management.


HCV QuantaSure-Trademark- Plus
To complement the HCV QuantaSure-Trademark- test, LabCorp will soon introduce the HCV QuantaSure-Trademark- Plus test which is the product of next generation PCR technology known as "TaqMan-
Trademark- real time PCR." HCV QuantaSure-Trademark- Plus features similar levels of sensitivity as the HCV QuantaSure-Trademark- test, but will boast the broadest dynamic range currently available in quantitative testing, 10 - 100 million IU/mL. With this type of dynamic range in a single test, physicians can more closely assess likelihood of cure at the end of treatment as well as more accurately measure treatment response in patients with high viral levels. Furthermore, the HCV QuantaSure-Trademark- Plus is highly automated, which will allow LabCorp to more efficiently accommodate the growing need for testing.

Of the estimated 4 million Americans infected with hepatitis C, only 130,000 currently receive treatment. With better therapies as well as improved diagnostics, physicians will be encouraged to identify and treat more HCV infected patients. Technologies such as LabCorp's HCV
QuantaSure-Trademark- Plus will help improve HCV patient management.

Hepatitis B (HBV) SuperQuant-Trademark-
To round out its menu of hepatitis diagnostic tools, LabCorp has also recently converted its current client base to a new, more sensitive hepatitis B DNA assay. LabCorp's HBV SuperQuant-Trademark- allows for the measurement of HBV levels with viral loads below the detectable limit of tests currently offered on the market. The polymerase chain reaction (PCR) assay also has an extremely broad dynamic test range of 100 - 5 billion copies/mL.

The HBV SuperQuant-Trademark- test provides physicians with more information than the combination of the two qualitative and quantitative DNA tests currently on the market. The new test not only confirms the presence of the virus but also assesses disease prognosis and is useful for monitoring patients on therapy.

HBV GenoSure-Trademark-
LabCorp will also be introducing a fourth new product to this robust menu, its Hepatitis B (HBV) GenoSure-Trademark- resistance test. This new test is capable of detecting all of the currently known mutations that contribute to HBV drug resistance, allowing physicians to more accurately manage their patients' therapy options.

About LabCorp
The first national clinical laboratory to fully embrace genomic testing, Laboratory Corporation of America-Registered Trademark- (LabCorp-Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies. As a national laboratory with annual revenues of $2.2 billion in 2001 and over 19,000 employees, the company offers more than 4,000 clinical tests ranging from routine blood analyses to sophisticated molecular diagnostics. Serving more than 200,000 clients nationwide, LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park, North Carolina, offers state-of-the-art molecular gene-based testing in infectious disease, oncology and genetics. Its National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive polymerase chain reaction (PCR) methods for testing hepatitis C and other blood borne infectious agents. LabCorp's Minneapolis-based ViroMed offers molecular microbial testing using real time PCR platforms, while its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 2000 and subsequent SEC filings, and will be included in the Form 10-K for the year ended December 31, 2001, when filed.


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